Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS INC. ANNOUNCES RESULTS FOR THE QUARTER ENDED SEPTEMBER 30, 2016
Edmonton, Alberta, November 1, 2016 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA/NYSE:NOA) today announced results for the third quarter ended September 30, 2016.
Martin Ferron, President and Chief Executive Officer of the Company stated, “As expected the devastating wildfires in the Wood Buffalo area that started in early May had a lingering negative effect on our revenues in the period. Despite this and the impact of the enduring deep cyclical downturn in the oil business, we were pleased with the outcome of the quarter, especially as almost 20% of our revenues were earned outside the oil sands.”
Further Mr. Ferron commented, “Looking ahead we remain on target to achieve similar EBITDA to last year, even after losing several million dollars of EBITDA due to the wildfire. Beyond that we are excited about the volume of earthworks we have secured for the winter season and the organic growth opportunities we see: in the oil sands; supporting other resource plays; and on infrastructure projects. Based on this better outlook, we believe that we can grow both EBITDA and free cash flow significantly over the next three years.”
The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.
Highlights of the Third Quarter Ended September 30, 2016
•
Revenue for the quarter ended September 30, 2016 was $48.2 million, compared to $66.8 million for the quarter ended September 30, 2015, a difference of 27.8%. Consolidated EBITDA for the quarter was $9.0 million, compared to $12.2 million for the quarter ended September 30, 2015, a difference of 26.2%.

•
On July 28, 2016, the Company was presented with the Alberta Mine Safety Association ("AMSA") Award of Safety Excellence.  AMSA is an organization made up of mining, quarrying and oil sands industry companies, covering over 30 mines throughout the province. This is the first year AMSA is recognizing provincial mining companies and contractors with an award for exceptional safety performance in an active mine setting.  The Company was presented with the Award of Safety Excellence for the 2015 safety performance of all its workers employed for mining purposes.

•	On August 2, 2016, the Company announced a normal course issuer bid to purchase up to 1,075,968 of its voting common shares through the facilities of the Toronto Stock Exchange.
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On August 26, 2016 the Company entered into the Second Amending Agreement to the Credit Facility to allow for the redemption of the $10.0 million outstanding principal balance of the 9.125% Series 1 Debentures with the use of lower cost debt. Subsequently, on September 30, 2016, the Company redeemed the remaining $10.0 million outstanding balance of its Series 1 Debentures for 100% of the principal amount, plus accrued and unpaid interest.

Highlights of Events Post Third Quarter
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In October 2016, the Red River Valley Alliance, a consortium including Acciona, Shikun Binui, InfraRed Capital Partners, and North American Enterprises Ltd. (a subsidiary of North American Energy Partners Inc.) was short listed for the Fargo-Moorhead Flood Risk Management Project. The project is based in the flood plains of Fargo, North Dakota and Moorhead, Minnesota, creating a flood diversion for the Red River that flows north into Winnipeg, Manitoba. The Red River Valley Alliance is one of four consortiums short listed for a significant portion (approximately US$800 million), of the estimated US$2.2 billion project.

•
In October 2016, the Company was awarded a multi-year Multiple Use Agreement ("MUA") with a major oil sands operator for the performance of reclamation, overburden removal, mine support services and civil construction activities. The MUA runs through to December 31, 2020 and covers services for both oil sands mining and steam assisted, gravity drainage ("SAGD") projects on all the oil sands operator's sites in the Alberta oil sands. The Company had previously performed mine support and construction services for this oil sands operator under a 5-year master services agreement that covered one base oil sands mining operation, whereas the new MUA incorporates a second oil sands mining operation being constructed (estimated late 2017 production) and an additional operating SAGD site.

Declaration of Quarterly Dividend
On October 31, 2016 the NAEP Board of Directors declared a quarterly dividend (the “Dividend”) of two Canadian cents ($0.02) per common share, payable to common shareholders of record at the close of business on November 30, 2016.  The Dividend will be paid on January 6, 2017, and is an eligible dividend for Canadian income tax purposes.
Consolidated Financial Highlights
	Three months ended September 30,
(dollars in thousands, except per share amounts)	2016	2015	Change
Revenue	$48,222	$66,807	$-18,585
Project costs	22,495	30,235	(7,740)
Equipment costs	12,045	19,127	(7,082)
Depreciation	8,306	10,074	(1,768)
Gross profit(1)	$5,376	$7,371	$-1,995
Gross profit margin(1)	11.1%	11%	0.1
Select financial information:

General and administrative expenses (excluding stock-based compensation)	4,967	5,251	-284
Stock based compensation expense	520	730	-210
Operating (loss) income	-342	954	-1,296
Interest expense	1,411	3,137	-1,726
Net loss	-1,436	-2,110	674
Net loss margin(1)	-3%	-3.2%	0.2
EBITDA(1)	8,356	10,946	-2,590
Consolidated EBITDA(1)	9,004	12,188	-3,184
Consolidated EBITDA margin(1)	18.7%	18.2%	0.5

Net loss - basic & diluted	$(0.05)	$(0.07)	$0.02

Cash dividends per share	$0.02	$0.02	$0

(1)	See “Non-GAAP Financial Measures”. A reconciliation of net loss to EBITDA and Consolidated EBITDA follows below under “Margin, EBITDA and Consolidated EBITDA”.
Results for the Quarter Ended September 30, 2016
For the three months ended September 30, 2016, revenue was $48.2 million, down from $66.8 million in the same period last year.  Revenue was down in the current quarter due to a slower than expected ramp up of the Company’s summer work program after the Fort McMurray wildfire which shut down all of its operations in the Fort McMurray area during the previous quarter.  Activity in the current quarter included mine support work at the Mildred Lake, Aurora, Millennium and Kearl mines combined with civil construction work at the Mildred Lake, Aurora and Millennium mines. The lower oil sands activity in the quarter was partially mitigated by the start of a new civil dam construction project at the Red Chris Copper mine, located in northwest British Columbia.
Prior year revenue activity included a mine development project at the Kearl mine, mine support work at the Steepbank, Millennium and Kearl mines, civil construction work at the Aurora mine and close out activities on the Highway 63 construction project.
For the three months ended September 30, 2016, gross profit was $5.4 million, or 11.1% gross profit margin, down from $7.4 million, or 11.0% gross profit margin, in the same period last year. The lower gross profit was primarily driven by the lower revenue in the current period. The Company was able to maintain its gross profit margin at an equivalent level to the prior year. This was achieved through temporary cost savings initiatives implemented during the slower than expected ramp up after the wildfire shutdown. These cost savings initiatives included the temporary deferral of some of the Company’s preventative maintenance and repair activity typically performed during the quarter to prepare its equipment fleet for winter work.

For the three months ended September 30, 2016, depreciation was $8.3 million, down from $10.1 million in the same period last year due to the lower demand for equipment in the current year.
For the three months ended September 30, 2016, the Company recorded an operating loss of $0.3 million, down from $1.0 million operating income recorded for the same period last year. G&A expense, excluding stock-based compensation, was $5.0 million for the quarter, slightly down from $5.3 million for the same period last year. Stock-based compensation expense decreased $0.2 million compared to the prior year.
For the three months ended September 30, 2016, the Company recorded a $1.4 million net loss (basic and diluted loss per share of $0.05), compared to the $2.1 million net loss (basic and diluted loss per share of $0.07) recorded for the same period last year.
Interest expense was $1.4 million for the quarter, down from $3.1 million for the same period last year, primarily due to the redemptions of the Series 1 Debentures and the write-off of related deferred financing costs in prior quarters. The Company recorded a $0.3 million net income tax benefit in the current period compared to the $0.7 million net income tax expense recorded in the prior year. The prior year was affected by the reversal of temporary differences.
Outlook
The deep and unusually long cyclical downturn in the oil industry is about to enter its third year and the timing of any meaningful recovery is still far from certain. It is the Company’s view that the necessary rebalancing of supply and demand is well underway but the associated rise in oil prices will likely not take place linearly.
Coincidental with the downturn there has been a change in both the provincial government in Alberta and the federal government. This has layered on additional uncertainty to an already uncertain situation, in which oil sands customers are making spending decisions. A positive feature of this political change though is that the Company should see significantly increased expenditure on infrastructure projects by both new governments in the medium term.
In response to the downturn the Company expects its oil sands customers to continue to grow their production in order to dilute operating costs per barrel. While it is unlikely that there may be new oil sands mines announced until oil prices are much higher, it is important to note that the planned production increases on existing mines have partially offset recent new mine deferrals, with the planned production increases approximating the equivalent of two or three incremental mines as they were originally conceived. Over the medium to long term this drive for increased production should lead to greater volumes of recurring mine services for the Company to address. It is also noteworthy that in addition to the planned production increases, some of the Company’s oil sands customers have mentioned that they have reserves and mine plans in excess of 40 years.
In oil sands mining, the wildfires in May had a dramatic negative impact on the Company’s operations. Mine sites further from Fort McMurray, such as Kearl and Horizon mines, were least affected, as distance from the core fires and reliance on a fly-in / fly-out workforce limited the impacts. Thus, the Company’s work in these areas was minimal for approximately two weeks. However, the Company’s operations at sites closer to town which rely more on the local workforce (e.g. Mildred Lake, Aurora, Millennium and Steepbank mines) were more heavily impacted. Work at all these sites did not restart until early July and in some cases they were deferred to next year. Despite this the Company is still on target to achieve a similar EBITDA in 2016 as it did last year.

Looking further ahead the Company is pleased to have secured a significantly larger volume of winter earthworks than was available last year. This should gradually ramp up in the fourth quarter and keep the Company busy through the first quarter of 2017. The Company is also delighted to have signed a new Multiple Use Agreement ("MUA") with a major oil sands operator that expands on its previous Master Services Agreement with this operator. Under the new MUA the Company anticipates being able to compliment the work it has previously performed for this customer on their base oil sands mining operation with work on their SAGD projects and work on their new mine that is estimated to start production in late 2017. This agreement has the potential to underpin the Company’s revenues over the next five years.
In the other resource industries, such as coal, iron ore, base metals, and precious metals, the Company has seen much increased bidding activity and opportunities. The Company was successful in winning a summer tailings dam construction job at the Red Chris copper mine in British Columbia, which contributed almost 20% of its revenues in the third quarter and has continued into the fourth quarter. This project represents the first of what the Company believes will be a stream of future opportunities from its diversification activities in this sector, as commodity pricing and associated development activity improves.
The Company’s business development work in the infrastructure sector continues and it has received additional partnering requests and opportunities to participate in major infrastructure projects. The Company was very pleased to recently qualify to bid for the Fargo-Moorhead flood mitigation project, in the northern USA, as part of a strong consortium.
The Company definitely sees the infrastructure sector as a positive opportunity and is actively pursuing both major and minor projects. In major infrastructure projects, the Company seeks to find strong senior partners with megaproject experience looking for an earthworks contractor that has the assets and can put the “boots on the ground” to execute earthworks safely and efficiently. If the Company’s partnership is successful in the tender, it looks to self-perform the earthworks while also contributing to the overall project management team. In situations where the Company’s project team is not awarded the work, it will continue to pursue the opportunity as a potential earthworks subcontractor to the awarded team(s). The Company believes the project insight and knowledge gained by being a project partner increases its ability to accurately assess risk and price as a subcontractor.
The Company’s recent debt reduction initiatives, with a focus on lowering its cost of debt, combined with a stronger financial position and improved operating cost structure should provide a stable base to endure the current macroeconomic uncertainties, allowing the Company to remain competitive in its pricing and providing it with the ability to take advantage of organic growth and acquisition opportunities.
In summary, the Company continues to pursue heavy civil construction contracts in the oil sands, along with a series of much broader and more robust major resource projects and infrastructure projects. The Company is excited about its organic growth potential and believes that it can capitalize on it to grow both EBITDA and free cash flow significantly over the next three years.

Conference Call and Webcast
Management will hold a conference call and webcast to discuss the Company’s financial results for the quarter ended September 30, 2016 tomorrow, Wednesday, November 2, 2016 at 9:00am Eastern time.
The call can be accessed by dialing:
Toll free: 1-877-291-4570
International: 1-647-788-4919
A replay will be available through December 2, 2016, by dialing:
Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 96007816
The live and archived webcast can be accessed at:
http://www.gowebcasting.com/8087
Non-GAAP Financial Measures
This release contains non-GAAP financial measures. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission ("SEC") and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In this release, non-GAAP financial measures are used, such as “gross profit”, “gross profit margin”, net income before interest expense, income taxes, depreciation and amortization (“EBITDA”), "Consolidated EBITDA", (as defined in the Sixth Amended and Restated Credit Agreement, the "Credit Facility"),  “Consolidated EBITDA margin” and “Free Cash Flow”.
Margin; Gross Profit, Net Loss and Consolidated EBITDA
The Company will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. “Margin” is defined as the financial number as a percent of total reported revenue. Examples where NAEP uses this reference and related calculation are in relation to "gross profit margin", "net loss margin", or "Consolidated EBITDA margin".
NAEP believes that presenting relevant financial metrics as a percentage of revenue, or a financial margin is a meaningful measure of its business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
“Gross profit” is defined as revenue less: project costs, equipment costs, and depreciation.
The Company believes that gross profit is a meaningful measure of the business as it portrays operating profits before general and administrative ("G&A") overheads costs, amortization of intangible assets and the gain or loss on disposal of plant and equipment and assets held for sale. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, plant and equipment are being allocated effectively.
“Consolidated EBITDA” is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income as defined in the Credit Facility.
The Company believes that Consolidated EBITDA is a meaningful measure of business performance because it excludes interest, income taxes, depreciation and amortization that are not directly related to the operating performance of its business. The Company’s management reviews Consolidated EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, its Credit Facility requires the Company to maintain both a fixed charge coverage ratio and a senior leverage ratio which are calculated using Consolidated EBITDA from continuing operations. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under the Credit Facility.

As EBITDA and Consolidated EBITDA are non-GAAP financial measures, the Company’s computations of EBITDA and Consolidated EBITDA may vary from others in the industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of the Company’s results as reported under US GAAP. A reconciliation of Net loss to Consolidated EBITDA is as follows:
	Three months ended September 30,
(dollars in thousands)	2016	2015
Net loss
Adjustments:
Interest expense	1,411	3,137
Income tax benefit	(327)	(662)
Depreciation	8,306	10,074
Amortization of intangible assets	402	507
EBITDA	8,356	10,946
Adjustments:

Loss on disposal of plant and equipment	20	11
Gain on disposal of assets held for sale	(191)	(82)
Equity classified stock-based compensation expense	819	743
Loss on debt extinguishment	—	570

Consolidated EBITDA	$9,004	$12,188

Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expect”, “may”, “could”, “believe”, “anticipate”,  “continue”. “should”, “estimate”, “potential”, “likely”, “target” or similar expressions.  Forward looking statements include the statement that the Company remains on target to achieve similar EBITDA in 2016 as it did last year; that the Company believes it can grow both EBITDA and free cash flow significantly over the next three years; that the necessary rebalancing of supply and demand is well underway but the associated rise in oil prices will likely not take place linearly; that the Company should see significantly increased expenditure on infrastructure projects by the new federal and provincial governments in the medium term; that the Company expects its oil sands customers will continue to grow their production in order to dilute operating costs per barrel; that increased production should lead to greater volumes of recurring mine services; that winter earthworks will gradually ramp up in the fourth quarter and keep the Company busy through the first quarter of 2017; that the Red Chris copper mine project represents the first of a stream of future opportunities from its diversification activities in the sector; that under the new MUA the Company anticipates being able to compliment the work they have previously performed for this customer on their base oil sands mining operation with work on their SAGD projects and work on their new mine that is estimated to start production in late 2017; that the MUA agreement has the potential to underpin the Company’s revenues over the next five years; that the project insight and knowledge gained by the Company being a project partner increases its ability to accurately assess risk and price as a subcontractor; that the Company’s recent debt reduction initiatives, with a focus on lowering its cost of debt, combined with a stronger financial position and improved operating cost structure should provide a stable base to endure the current macroeconomic uncertainties, allowing the Company to remain competitive in its pricing and providing the Company with the ability to take advantage of organic growth and acquisition opportunities.

The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ended September 30, 2016 and the Company’s annual MD&A for the year ended December 31, 2015. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond NAEP’s control.  Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NAEP, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.
About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.
For further information contact:
David Brunetta, CPA, CMA
Director, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca